Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Plus Inc.

Subject Company: Hennessy Capital Investment Corp. V

SEC File No.: 001-39892

On August 9, 2021, David Liu, CEO of PlusAI Corp (“Plus”), was interviewed by Yahoo! Finance. The following is a transcript of the interview.

Zack Guzman, Yahoo! Finance:

Well, autonomous trucking company Plus accomplished a major milestone on its road to powering the future of driverless trucks. The company completed another level four autonomous drive, this time, on a stretch of highway in China, without any human interaction whatsoever. Not even a backup safety driver was on board, as we've seen in other level four tests.

And for more on what it means as the race to automate shipping heats up, happy to welcome the CEO of Plus, David Liu joins us on the show today. And David, appreciate you taking the time. I mean, it's fascinating to watch. You kind of just watch that clip on repeat here in terms of the footage from this trip. But how big of a step was it for you all and what you've planned in terms of rolling this technology out?

David Liu, CEO of Plus:

Thank you for inviting me onto the show, Zack. I'm extremely excited about talking about the demo we have just done on the public highway in China. I mean, this is a key milestone for us. It shows a glimpse of the future of what the trucking could look like. How do we achieve a safer and more efficient and greener future for our society and for the transportation industry?

Zack Guzman, Yahoo! Finance:

Yeah, and there's other companies, of course, out there. We've talked to a few of them, TuSimple and Embark, Alphabet's Waymo even, who may have accomplished level four tests like this, may have had safety drivers on board, but clearly a lot of companies chasing this opportunity in self-driving trucks, some of them going about it different ways in terms of maybe doing the long haul routes all autonomous, but then still having some drivers take the shipper-- the shorting-- the shorter shipping routes there. How do you look to tackle the problem there at Plus? What's the way that you guys are trying to solve it?

David Liu, CEO of Plus:

Yeah, so we take a very differentiated technology approach and-- approach to get to that driverless future. So what this demo has shown is that a significant step forward in the industry for us to take the driver out of this particular truck. There is no teleoperators. There is no human drivers in the cabin, right?

So to be able to do this, we're extremely confident about the reliability and redundancy of the truck that we demonstrated on this highway. So this is just one of the first highway demo that we have shown. We're still quite a ways away from being able to deploy this technology scalably onto our public highways. So to achieve that, we require a lot of more testing miles and be able to put our technology under a wide-- much wider range of scenarios so that we can develop that level of confidence that a technology driven truck can be safer than human driver.

So to achieve that, what we have been doing is applying our technology onto trucks with drivers in them and to put them under real world tests scalably. And we're looking at deploying this technology onto hundreds and thousands and tens of thousands of trucks in the next few years, and on the way, accumulating billions of miles of testing experience. And by the time, in a few years, we have sufficient miles to prove out that our technology is safer than what an average human driver can achieve. And--

Zack Guzman, Yahoo! Finance:

Yeah, like you said--

David Liu, CEO of Plus:

--I believe that would be the point where we can deploy this technology scalably.

Zack Guzman, Yahoo! Finance:

Yeah, obviously, it's going to come down to, I guess, regulations as well, different in different jurisdictions. But also kind of a piece that might be overlooked a little bit here is national security, as we talk about self-driving technology and that piece. I mean, the test-- the footage that we're showing was in China. I think about your competitor here in Embark, adding some key people to their board-- Elaine Chao, the former US Transportation Secretary on board there.

I mean, when people think about the risks associated with this company-- you guys are going through a SPAC, which I'm going to ask about in a second. But when you think about how you guys are positioned on the regulation and national security front, what should they know about the way that you plan to tackle this problem, both here in the US, but also in China, and how there might be a potential problem there?

David Liu, CEO of Plus:

Yes, security and safety are the number one concerns for our company. You know, we have deployed a lot of technology to make sure that our technology is secure and safe. And now China and the US are the two of the largest markets in the world in terms of what transportation is concerned. So, you know, we have taken an approach where we deploy our technology to markets where there is demand, there's need, right?

So, you know, our company is based in-- headquartered in Cupertino, California in the central Silicon Valley, like some of the other tech companies are. And we look at applying and deploying our technology all over the world globally in China, in Europe as well. And for any of these geographies, safety and security are top of the concern for the society, as well as the regulators there.

Zack Guzman, Yahoo! Finance:

As I mentioned, SPAC deal here looking like Q3 in terms of when it's expected to close with Hennessy Capital Investment Trust Account. There are going to be a $3.3 billion valuation attached to the deal. When we talk about it-- I guess, well, capitalizing you guys with $3.3 billion. When we talk about how much that helps build out what you're working on, I mean, what's the runway to kind of use some of that cash to really expedite this? As I said, a lot of companies are chasing the opportunity. How do you look to build out the operations?

David Liu, CEO of Plus:

While I cannot speculate on how the market reacts to it and how, we've made a lot of disclosure in our filings. So I'm not going to speculate on any of the specifics of the deal. But what I can tell you is that we're extremely excited about going public and very excited about our investors, the market's extremely enthusiastic and positive reaction to our company and to the technology and the business momentum we have gathered. So we're looking forward to further develop our technology and deploy our technology for our customers.

Zack Guzman, Yahoo! Finance:

Well, pretty fascinating to watch that clip, regardless of where things go from here. Already some pretty serious accomplishments made on that front. The co-founder and CEO of Plus, David Liu, appreciate you coming on here to chat with us today. Be well.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Plus’s future plans, strategy and performance. Such statements include, but are not limited to, the capability, reliability, and safety of Plus’s technology, the timing for the rollout of Plus’s technology including an at-scale rollout of Plus’s technology, Plus’s progress towards an at-scale rollout of Plus’s technology, Plus’s go-to-market strategy including the number of trucks that Plus plans to deploy its technology to, Plus’s plans for testing its technology, Plus’s ability to compete with its competitors, jurisdictions in which Plus expects to operate, and statements relating to the proposed business combination between Plus and Hennessy Capital Investment Corp. V (“Hennessy Capital”). Such statements are subject to numerous important factors, risks and uncertainties that may cause actual events or results to differ materially, including the ability of Plus to commercialize its autonomous driving system, delays in the design, production and launch of new products, risks related to the proposed business combination between Plus and Hennessy Capital and those more fully described under the section entitled “Risk Factors” in Form F-4 that Plus Inc. (“New Plus”) will file with the Securities and Exchange Commission. These forward-looking statements are made as of the date of this communication, and Plus assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

Important Information for Investors and Shareholders

On May 7, 2021, Plus, New Plus and Hennessy Capital entered into a definitive business combination agreement. Upon the closing of the proposed business combination, Plus will be a publicly traded company, and its common stock is expected to trade on the NYSE under the ticker symbol “PLAV”. The proposed business combination has been unanimously approved by the Boards of Directors of both Plus and Hennessy Capital. The closing of the proposed business combination is subject to approval by the stockholders of both Plus and Hennessy Capital and the satisfaction of the necessary regulatory approvals and customary closing conditions.

As permitted by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and in connection with the proposed business combination, New Plus has confidentially submitted a draft registration statement on Form F-4 (the “Registration Statement”) with the SEC, which includes a prospectus with respect to New Plus’s securities to be issued in connection with the business combination and a proxy statement to be distributed to holders of Hennessy Capital’s common stock in connection with Hennessy Capital’s solicitation of proxies for the vote by Hennessy Capital’s stockholders with respect to the business combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the Registration Statement has been declared effective by the SEC, Hennessy Capital will file the definitive Proxy Statement with the SEC and will mail copies to stockholders of Hennessy Capital as of a record date to be established for voting on the proposed business combination. Additionally, New Plus and Hennessy Capital will file other relevant materials with the SEC in connection with the business combination. Security holders of Plus, New Plus, and Hennessy Capital are urged to read the Registration Statement and Proxy Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the proposed business combination and the parties thereto. Investors and security holders of Plus, New Plus, and Hennessy Capital may also obtain a copy of the Registration Statement and Proxy Statement, when available, as well as other documents filed with the SEC regarding the proposed business combination by New Plus and Hennessy Capital, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on Plus’s website or by directing a request to Plus Inc., and/or on Hennessy Capital’s website at http://www.hennessycapllc.com/ or by directing a request to Nicholas A. Petruska, Executive Vice President, Chief Financial Officer, 3415 N. Pines Way, Suite 204, Wilson, Wyoming 83014 or by telephone at (307) 201-1903. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Plus, Hennessy Capital and New Plus and their respective directors and officers may be deemed participants in the solicitation of proxies of Hennessy Capital’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Hennessy Capital’s executive officers and directors in the solicitation by reading Hennessy Capital’s Registration Statement on Form S-1, declared effective by the SEC on January 14, 2021, and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Hennessy Capital’s stockholders in connection with the proposed business combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of their stockholders generally, will be set forth in the Proxy Statement when it becomes available.